June 15, 2007
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Tennessee Valley Authority
Response Letter Dated April 27, 2007
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 15, 2006
File No. 0-052313
Dear Mr. Owings:
This letter sets forth the responses of the Tennessee Valley Authority (TVA) to the comments set forth in the Staff’s letter dated May 22, 2007, in connection with the Form 10-K for the fiscal year ended September 30, 2006, filed by TVA with the Securities and Exchange Commission. For the ease of reference, we have set forth each comment in the Staff’s letter followed by TVA’s response. References in this letter to the Amended Annual Report are to the draft of the annual report on Form 10-K/A that we provided you in connection with our April 27, 2007, response to the Staff’s letter dated March 12, 2007.
Item 7. Management’s Discussion and Analysis, page 50
Comment:
1.	We note your response to comment 7 in our letter dated March 12, 2007. Please revise to provide more detail regarding your outstanding debt securities, including the principal amount, interest rate, maturity and market information. For ease of understanding, please consider including this information in a tabular format. We note that you have provided some of this information in Note 9 to your financial statements, however, simply referring readers to this Note without explaining what they can find there is insufficient.

Mr. H. Christopher Owings

June 15, 2007
Response:
In the Amended Annual Report, TVA intends to revise the discussion in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Issuance of Debt to read in full substantially as follows:
Issuance of Debt. The TVA Act authorizes TVA to issue Bonds in an amount not to exceed $30 billion at any time. At September 30, 2006, TVA had only two types of Bonds outstanding: power bonds and discount notes. Power bonds have maturities of between one and 50 years, and discount notes have maturities of less than one year. Power bonds and discount notes rank on parity and have first priority of payment out of net power proceeds. Net power proceeds are defined as the remainder of TVA’s gross power revenues after deducting the costs of operating, maintaining, and administering its power properties and payments to states and counties in lieu of taxes, but before deducting depreciation accruals or other charges representing the amortization of capital expenditures, plus the net proceeds from the sale or other disposition of any power facility or interest therein.

Power bonds and discount notes are both issued pursuant to section 15d of the TVA Act and pursuant to the Basic Tennessee Valley Authority Power Bond Resolution adopted by the TVA Board on October 6, 1960, as amended on September 28, 1976, October 17, 1989, and March 25, 1992 (the “Basic Resolution”). The TVA Act and the Basic Resolution each contain two bond tests: the rate test and the bondholder protection test.
•	Under the rate test, TVA must charge rates for power which will produce gross revenues sufficient to provide funds for
–	operation, maintenance, and administration of its power system,

–	payments to states and counties in lieu of taxes,

–	debt service on outstanding Bonds,

–	payments to the U.S. Treasury as a repayment of and a return on the Appropriation Investment, and

–	such additional margin as the TVA Board may consider desirable for investment in power system assets, retirement of outstanding Bonds in advance of maturity,

Mr. H. Christopher Owings

June 15, 2007
additional reduction of the Appropriation Investment, and other purposes connected with TVA’s power business, having due regard for the primary objectives of the TVA Act, including the objective that power shall be sold at rates as low as are feasible.
•	Under the bondholder protection test, TVA must, in successive five-year periods, use an amount of net power proceeds at least equal to the sum of
–	the depreciation accruals and other charges representing the amortization of capital expenditures and

–	the net proceeds from any disposition of power facilities
for either
–	the reduction of its capital obligations (including Bonds and the Appropriation Investment) or

–	investment in power assets.
TVA must next meet the bondholder protection test for the five-year period ending September 30, 2010.
As discussed above, TVA uses proceeds from the issuance of discount notes, in addition to other sources of liquidity, to fund working capital requirements. During 2006, 2005, and 2004, the average outstanding balance of discount notes was $2.0 billion, $2.1 billion, and $1.1 billion, respectively, and the weighted average interest rate on discount notes was 4.47 percent, 2.70 percent, and 1.14 percent, respectively. At September 30, 2006, $2.4 billion of discount notes were outstanding with a weighted average interest rate of 5.21 percent. The discount notes are not listed on any exchange.

TVA issues power bonds primarily to refinance previously-issued power bonds as they mature. During 2006, 2005, and 2004, TVA issued $1.1 billion, $1.7 billion, and $0.8 billion of power bonds, respectively, and redeemed $1.2 billion, $2.4 billion, and $2.3 billion of power bonds, respectively. At September 30, 2006, outstanding power bonds (including current maturities of long-term debt) consisted of the following:

Mr. H. Christopher Owings

June 15, 2007

CUSIP or Other				Principal
Identifier	Maturity	Coupon Rate		Amount[1]		Exchange Listings

electronotes®	01/15/2008 - 02/15/2026	2.450	% -	$1,090		None
		6.125%[2]
880591CQ3	01/15/2007	6.643%[3]		385	[4]	New York
880591DS8	12/15/2016	4.875%		600	[4]	New York
880591DB5	11/13/2008	5.375%		2,000		New York, Hong Kong, Luxembourg, Singapore
880591DN9	01/18/2011	5.625%		1,000		New York, Luxembourg
880591DL3	05/23/2012	7.140%		29		New York
880591DT6	05/23/2012	6.790%		1,486		New York
880591CW0	03/15/2013	6.000%		1,359		New York, Hong Kong, Luxembourg, Singapore
880591DW9	08/01/2013	4.750%		990		New York, Luxembourg
880591DY5	06/15/2015	4.375%		1,000		New York, Luxembourg
880591CU4	12/15/2017	6.250%		750		New York
880591DC3	06/07/2021	5.805%[3]		374		New York, Luxembourg
880591CJ9	11/01/2025	6.750%		1,350		New York, Hong Kong, Luxembourg, Singapore
880591300	06/01/2028	5.490%		466		New York
880591409	05/01/2029	5.618%		410		New York
880591DM1	05/01/2030	7.125%		1,000		New York, Luxembourg
880591DP4	06/07/2032	6.587%[3]		468		New York, Luxembourg
880591DV1	07/15/2033	4.700%		472		New York, Luxembourg
880591DX7	06/15/2035	4.650%		436		New York
880591CK6	04/01/2036	5.980%		121		New York
880591CS9	04/01/2036	5.880%		1,500		New York
880591CP5	01/15/2038	6.150%		1,000		New York
880591BL5	04/15/2042	8.250%		1,000		New York
880591DU3	06/07/2043	4.962%[3]		281		New York, Luxembourg
880591CF7	07/15/2045	6.235%		140		New York
880591DZ2	04/01/2056	5.375%		1,000		New York

Subtotal				20,707

Unamortized discounts, premiums, and other				(178)

Total outstanding power bonds, net				$20,529

[1]	The above table includes net translation losses from currency transactions of $195 million at September 30, 2006.

[2]	The weighted average interest rate of TVA’s outstanding electronotes® was 4.74 percent at September 30, 2006.

[3]	The coupon rate represents TVA’s effective interest rate.

[4]	Because these power bonds either mature or are able to be put back to TVA in 2007, they are considered to be short-term debt as of September 30, 2006, and are thus included in the Short-Term Debt table as of September 30, 2006, in Note 9 — Debt Outstanding.
As of September 30, 2006, all of TVA’s Bonds were rated by at least one rating agency except for two issues of power bonds and TVA’s discount notes. TVA’s rated Bonds are currently rated “Aaa” by Moody’s Investors Service and/or “AAA” by Standard &

Mr. H. Christopher Owings

June 15, 2007
Poor’s and/or Fitch Ratings, which are the highest ratings assigned by these agencies. The ratings are not recommendations to buy, sell, or hold any TVA securities and may be subject to revision or withdrawal at any time by the rating agencies. Ratings are assigned independently, and each should be evaluated as such.

For additional information about TVA debt issuance activity and debt instruments issued and outstanding as of September 30, 2006, and 2005, including identifiers, rates, maturities, outstanding principal amounts, and redemption features, see Note 9 — Debt.
Item 11. Executive Compensation, page 138
Comment:
2.	We note your response to comment 17 in our letter dated March 12, 2007. Please revise so that the compensation discussion and analysis appears before the compensation tables. Refer to Section II.B.1 of SEC Release 33-8732A.
Response:
In the Amended Annual Report, TVA intends to move Item 11, Executive Compensation — Director Compensation immediately after Item 11, Executive Compensation — Other Agreements, so that the Compensation Discussion and Analysis appears before all of the tables.
Compensation Discussion and Analysis, page 140
Comment:
3.	We note that you use performance goals. Please discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed target levels or goals. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Refer to Instruction 4 to Item 402(b) of Regulation S-K.
Response:
In the Amended Annual Report, TVA intends to add language substantially similar to the following after the second sentence of the second to last paragraph in Item 11, Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Program Components — Annual Incentive Compensation:

Mr. H. Christopher Owings

June 15, 2007
Threshold achievement levels were set to recognize normal, satisfactory performance for each performance measure based on the budget and business plans for 2006. Target achievement levels were set to recognize good performance over and above threshold achievement levels. Maximum achievement levels were set to recognize excellent performance substantially above threshold achievement levels. This approach to establishing achievement levels resulted in a good likelihood (approximately 80 percent chance) of meeting threshold achievement levels, a reasonable likelihood (approximately 60 percent chance) of meeting target achievement levels, and a small likelihood (approximately 20 percent chance) of meeting maximum achievement levels.
In the Amended Annual Report, TVA also intends to add language substantially similar to the following at the end of the second to last paragraph in Item 11, Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Program Components — Annual Incentive Compensation:
The calculation of the EAIP awards for the Named Executive Officers was based on the results of the Winning Performance Balanced Scorecard and the performance of applicable business units. Under the EAIP, awards may be adjusted based on the evaluation of individual achievements and performance results; however, in 2006, no discretion was exercised by the TVA Board, CEO, or any other TVA officer or employee to adjust either upward or downward the amount of the payout.
Comment:
4.	Please elaborate upon your discussion of how you determine the amount you allocate for payments of bonuses in the context of base compensation. Refer to Item 402(b)(l)(v) of Regulation S-K.
Response:
In the Amended Annual Report, TVA intends to add language substantially similar to the following after the first sentence in the third paragraph of Item 11, Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Program Components — Base Compensation:
The amount of additional annual compensation is therefore driven by the executive’s level of responsibility, the executive’s individual

Mr. H. Christopher Owings

June 15, 2007
merit performance, and the salaries that companies in TVA’s peer group pay for comparable positions.
Summary Compensation Table, page 145
Comment:
5.	Please describe any agreements or arrangements regarding salary and bonus. Refer to Item 402(e)(l)(i) of Regulation S-K.
Response:
In the Amended Annual Report, TVA intends to add language substantially similar to the following as a new paragraph at the end of Item 11, Executive Compensation — Other Agreements:
Other than the arrangements described above, there are no agreements or arrangements regarding salary and bonus with any of the Named Executive Officers.
Other Agreements, page 152
Comment:
6.	Please revise to quantify the value of the lump sum amount payable to Mr. Kilgore. Refer to Item 402(j)(2) of Regulation S-K. For ease of understanding, please consider presenting the information under this section in tabular format.
Response:
In the Amended Annual Report, TVA intends to add language substantially similar to the following at the end of the first paragraph in Item 11, Executive Compensation — Other Agreements:
In 2006, this lump sum payment would have been equal to $1,495,000. Nothing triggered the payment of this amount in 2006. Because Mr. Kilgore was appointed Chief Executive Officer in 2006, the portion of this agreement relating to his appointment as TVA’s Chief Executive Officer is no longer operative.

Mr. H. Christopher Owings

June 15, 2007
Compensation Committee Report, page 153
Comment:
7.	We note your response to comment 16 in our letter dated March 12, 2007. Please revise to state whether the compensation committee reviewed and discussed the compensation discussion and analysis with management. Refer to Item 407(e)(5)(i)(A) of Regulation S-K.
Response:
In the Amended Annual Report, TVA intends to revise Item 11, Executive Compensation — Compensation Committee Report to read substantially as follows:
The compensation philosophy, including the strategy, policies, and decisions, that guided TVA in 2006 in establishing the level and nature of the compensation provided to the Named Executive Officers was established by the former three-person TVA Board before it was restructured into the current nine-person TVA Board. TVA management reviewed the compensation philosophy with the Human Resources Committee in 2006 before incentive compensation was paid. The Compensation Discussion and Analysis included in this Annual Report was written in 2007 and reflects this compensation philosophy. It was provided to the Human Resources Committee in 2007 for its review.
THE TVA BOARD
Dennis C. Bottorff
Donald R. DePriest
Robert M. Duncan
Bishop William H. Graves
Skila S. Harris
William B. Sansom
Howard A. Thrailkill
Susan Richardson Williams

Mr. H. Christopher Owings

June 15, 2007
Related Party Transactions, page 164
Comment:
8.	We note that you describe your conflicts of interest policy. Please revise to describe your policies and procedures for review, approval or ratification of related party transactions, or state that you do not have a policy. Refer to Item 404(b) of Regulation S-K.
Response:
In its Amended Annual Report, TVA intends to revise Item 13, Certain Relationships and Related Transactions, and Director Independence — Related Party Transactions to read substantially as follows:
All TVA employees, including directors and executive officers, are subject to the conflict of interest laws and regulations applicable to employees of the federal government. Accordingly, the general federal conflict of interest statute (18 U.S.C. § 208) and the Standards of Ethical Conduct for Employees of the Executive Branch (5 C.F.R. part 2635) (“Standards of Ethical Conduct”) form the basis of TVA’s policies and procedures for the review, approval, or ratification of related party transactions. The general federal conflict of interest statute, subject to certain exceptions, prohibits each government employee, including TVA’s directors and executive officers, from participating personally and substantially (by advice, decision, or otherwise) as a government employee in any contract, controversy, proceeding, request for determination, or other official particular matter in which, to his or her knowledge, he or she (or his or her spouse, minor child, general partner, organization with which he or she serves as officer, director, employee, trustee, or general partner, or any person or organization with which he or she is negotiating, or has an arrangement, for future employment) has a financial interest. Exceptions to the statutory prohibition relevant to TVA employees are (1) financial interests which have been deemed by the Office of Government Ethics, in published regulations, to be too remote or inconsequential to affect the integrity of the employee’s services, or (2) interests which are determined in writing, after full disclosure and on a case by case basis, to be not so substantial as to be deemed likely to affect the integrity of the employee’s services for TVA. In accordance with the statute, individual waiver determinations are made by the official responsible for the employee’s appointment. In the case of TVA directors, the determination may be made by the Chairman of the TVA Board,

Mr. H. Christopher Owings

June 15, 2007
and in the case of the Chairman, the determination may be made by the Counsel to the President of the United States.

More broadly, Subpart E of the Standards of Ethical Conduct provides that where an employee (1) knows that a particular matter involving specific parties is likely to have a direct and predictable effect on the financial interests of a member of his or her household, or that a person with whom the employee has a “covered relationship” (which includes, but is not limited to, persons with whom the employee has a close family relationship and organizations in which the employee is an active participant) is or represents a party to the matter, and (2) determines that the circumstances would cause a reasonable person with knowledge of relevant facts to question his or her impartiality in the matter, the employee should not participate in the matter absent agency authorization. This authorization may be given by the employee’s supervising officer, as agency designee, in consultation with the TVA Designated Agency Ethics Official, upon the determination that TVA’s interest in the employee’s participation in the matter outweighs the concern that a reasonable person may question the integrity of TVA’s programs and operations.

The previously described restrictions are reflected in TVA’s Employment Practice 1, Business Ethics, which requires employees, including TVA’s directors and executive officers, to apply the guidelines outlined in the Standards of Ethical Conduct and which restates the standard of the conflict of interest statute.

Additionally, on November 30, 2006, the TVA Board approved a written conflict of interest policy that applies to all TVA employees, including TVA’s directors and executive officers. The conflict of interest policy reaffirms the requirement that all TVA employees must comply with applicable federal conflict of interest laws, regulations, and policies. It also establishes an additional policy that is applicable to TVA’s directors and Chief Executive Officer. This additional policy provides as follows:
In addition to the law and policy applicable to all TVA employees, TVA Directors and the Chief Executive Officer shall comply with the following additional policy restricting the holding of certain financial interests:
1.	For purposes of this policy, “financial interest” means an interest of a person, or of a person’s spouse or minor child, arising by virtue of investment or credit relationship, ownership, employment, consultancy, or

Mr. H. Christopher Owings

June 15, 2007
fiduciary relationship such as director, trustee, or partner. However, financial interest does not include an interest in TVA or any interest:
o	comprised solely of a right to payment of retirement benefits resulting from former employment or fiduciary relationship,

o	arising solely by virtue of cooperative membership or similar interest as a consumer in a distributor of TVA power, or

o	arising by virtue of ownership of publicly traded securities in any single entity with a value of $25,000 or less, or within a diversified mutual fund investment in any amount.
2.	Directors and the [Chief Executive Officer] shall not hold a financial interest in any distributor of TVA power.

3.	Directors and the [Chief Executive Officer] shall not hold a financial interest in any entity engaged in the wholesale or retail generation, transmission, or sale of electricity.

4.	Directors and the [Chief Executive Officer] shall not hold a financial interest in any entity that may reasonably be perceived as likely to be adversely affected by the success of TVA as a producer or transmitter of electric power.

5.	Any action taken or interest held that creates, or may reasonably be perceived as creating, a conflict of interest restricted by this additional policy applicable to TVA Directors and the Chief Executive Officer should immediately be disclosed to the Chairman of Board of Directors and the Chairman of the Audit and Ethics Committee. The Audit and Ethics Committee shall be responsible for initially reviewing all such disclosures and making recommendations to the entire Board on what action, if any, should be taken. The entire Board, without the vote of any Director(s) involved, shall determine the appropriate action to be taken.

Mr. H. Christopher Owings

June 15, 2007
6.	Any waiver of this additional policy applicable to TVA Directors and the Chief Executive Officer may be made only by the Board, and will be disclosed promptly to the public, subject to the limitations on disclosure imposed by law.
TVA relies on the policies, practices, laws, and regulations discussed above to regulate conflicts of interest involving employees, including directors and executive officers. TVA has no other written or unwritten policy for the review, approval, or ratification of any transactions in which TVA was or is to be a participant and in which any director or executive officer of TVA (or any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of any director or executive officer of TVA) had or will have a direct or indirect material interest.
In connection with responding to your comments, TVA acknowledges that:
•	TVA is responsible for the adequacy and accuracy of the disclosures in the Form 10-K for the fiscal year ended September 30, 2006;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended September 30, 2006; and

•	TVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this response, please contact John Hoskins, Interim Chief Financial Officer and Executive Vice President, Financial Services, at (865) 632-4049, or Mike Wills, Assistant General Counsel, Finance, at
(865) 632-7778.
Sincerely,
/s/ Tom Kilgore
Tom Kilgore
cc: See page 13

Mr. H. Christopher Owings

June 15, 2007

cc:	Mr. James Allegretto
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Ms. Sarah Goldberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Ms. Peggy Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Ms. Ellie Quarles
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561

Mr. Michael A. Herman
PricewaterhouseCoopers LLP
One North Wacker
Chicago, Illinois 60606

Ms. Diane T. Wear
PricewaterhouseCoopers LLP
2030 Falling Water Road
Suite 280
Knoxville, Tennessee 37922